Exhibit 6.9

Death & Co

830 Traction Avenue, Suite 3D

Los Angeles, CA 90013

April 3, 2018

Death & Co Los Angeles

Agreement for Design Services

AAmp Studio is pleased to submit this agreement to provide Design Services for Death & Company Los Angeles (“Project”), a new bar located at 806 East 3rd Street, Los Angeles, CA 90013. This agreement defines the relationship between Death & Co Los Angeles LLC (“Owner” or “Client”) and AAmp Studio (“AAmp” or “Designer”).

The scope of this ~2,500sf project includes the design of two interior bars, public circulation areas, and bathrooms. Work related to back-of-house spaces including commercial kitchen, prep areas, storage, etc, are outside this scope of work.

AAmp understands that the client will engage an Architect of Record for the project. The Architect of Record will lead coordination with all team consultants, stamp permit drawings, and expedite the approval process with the City. AAmp will coordinate directly with the Architect of Record for a seamless integration of design-related decisions into the Permit and Contract Documents.

SCOPE OF BASIC SERVICES:

Phase 1: Discovery & Concept Design

AAmp will use Client-provided documentation (as-built drawings) to produce a preliminary Concept Design for the project. Beginning with a preliminary discovery session to discuss look, feel and narrative of the space, AAmp will translate the Client’s design intent and goals for the project into a Concept Brief. The Concept Brief is intended to communicate initial design direction, prior to 3D development and material selection. AAmp will work with Client to draft a definitive version of the design program that corresponds to the needs of the bars.

2 MEETINGS (DISCOVERY & DELIVERY), 1 DELIVERABLE: CONCEPT BRIEF

Phase 2: Schematic Design

With Client-approved Concept Design, AAmp will prepare a Schematic Design package that expands upon the conceptual direction of Phase 1. This will include preliminary floor plans, elevations, 3D development, and initial material selections suitable for a preliminary pricing estimate by a contractor. General look & feel for furniture, lighting and materials will be presented for direction in Phase 3.

1 MEETING (DELIVERY), 1 DELIVERABLE: 100% SCHEMATIC DESIGN DECK

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AAmp Studio | 123 Sunnyside Ave, Toronto, ON M6R 2P3

Phase 3: Design Development

With Client-approved Schematic Design, AAmp will prepare a Design Development package intended to refine decisions made in Phase 2, and prepare them for a constructible solution. This phase will include the development of annotated plans, elevations, reflected ceiling plans, and 3D views. The material specifications (finishes and fixtures) and 3D development will be presented for final sign-off. Preliminary furniture items will be selected and approved for pricing and lead-time verification in Phase 4.

Throughout this phase, AAmp will coordinate with the Architect of Record for preliminary system integration (MEP, Structural, Acoustic, Bar/Restaurant Equipment).

2 MEETINGS ( 50% PROGRESS & DELIVERY), 1 DELIVERABLE: 100% DESIGN DEVELOPMENT DECK

Phase 4: Pricing Documents

With final design approvals in the Design Development phase, AAmp will prepare the necessary drawings and specifications to help facilitate pricing and coordination with the Architect of Record. AAmp will provide annotated plans, reflected ceiling plans, interior elevations, finish specifications, and specialty millwork details for integration into the Architect of Record’s drawing set.

AAmp will coordinate with the Architect of Record as required to incorporate this scope of work into the permit and construction drawings. Upon first completion of Construction Documents by the Architect of Record, AAmp will review to ensure scope and intent has been fully captured.

1 MEETING, 1 DELIVERABLE: 100% PRICING SET

Phase 5: Construction Phase Services

AAmp will provide Construction Phase services on an as-needed basis related to the scope of services outlined in this contract, on an hourly basis. This will be in addition to the fee below for Phases 1-4, above.

ADDITIONAL SERVICES:

Added Deliverables : Any deliverables beyond those outlined in Phases 1-4 above will be subject additional services. These include but are not limited to:

Identity, Wayfinding, and Collateral : AAmp will provide services for Branding, Environmental Graphics, Menu-Design, etc., at an additional fee. Per Client request, a proposal & agreement can be provided.

Art Selecon: AAmp will provide services for selection of artwork for the Project, on an hourly basis.

Project Scope Increase: If Client elects to increase project scope, AAmp will provide these services at an additional fee. Per Client request, an additional proposal & agreement can be provided.

Procurement Services: It is not within the scope of work to provide procurement services. AAmp can assist the Client in finding a consultant for procurement related items, such as furniture, and will provide consulting services on an hourly basis related to on-site review of furniture installation.

Photorealistic Renderings : While 3D views are included as part of this proposal, it is not within this scope of work to produce photorealistic renderings. It may be in the Client’s interest to use these for marketing and visualization purposes. AAmp Studio can provide photorealistic renderings at an added estimated cost of $1,500 per rendering.

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AAmp Studio | 123 Sunnyside Ave, Toronto, ON M6R 2P3

COMPENSATION:

Compensation for professional services outlined in Phase 1-4 scope of work shall be a base fee of $48,000. Compensation outlined in “Additional Services” will be billed hourly, unless otherwise noted. Hourly Rates as of January 1, 2018 are:

Lead Designer	$150.00/hr
Junior Designer (Draftsperson)	$85.00/hr

Fees will be invoiced monthly based on estimated percent completion of the above noted phases of work. Invoices are due upon receipt. Interest of 1% per month shall be charged on invoices more than 30 days past due (12% per annum).

In the event the Client decides not to proceed with the project at any point, AAmp will invoice for fees of work completed or in progress, and disbursements to that point.

Retainer:

A retainer of $4,800 is due upon execution of this agreement prior to beginning work on the project. This retainer will be credited against the final invoice.

Reimbursable Expenses :

Reimbursable Expenses will be billed and paid by Client at direct cost, plus 20% administrative fee. Reimbursable expenses include, but are not limited to, the following: printing, messenger & delivery service, photocopying, fax, mileage @ 54.5 cents/mile, travel & lodging (with prior Client approval).

ADDITIONAL TERMS AND CONDITIONS

All Services to be performed by AAmp shall be subject to the following Terms and Conditions:

Additional Services:

Additional Services refer to services authorized by the Client that are considered outside the Basic Services outlined in this Agreement. Additional Services arise if AAmp is required to make revisions in drawings, specifications or other documents when such revisions are:

1.	Inconsistent with approvals or instructions previously given by the Client, including revisions made necessary by adjustments in the Client's program or Project budget;
2.	Required by the enactment or revision of codes, laws or regulations subsequent to the preparation of such documents; or,
3.	Due to changes required as a result of the Client’s failure to render decisions in a timely manner.

Additional Services will be billed on an hourly basis according to rates listed above.

Ownership and Use of Documents:

All drawings, sketches, studies, reports, and other documentation prepared by AAmp under this Agreement are Instruments of Service for use solely with respect to this Project. AAmp shall be deemed to be the author and owner of the Instruments of Service, and shall retain all common law, statutory and other rights therein including, but not limited to, copyright.

Subject to payment as provided herein, AAmp hereby grants Client a license ("License") to use the Instruments of Service in connection with the Project. The Instruments of Service may not be used in connection with any other Project or for any other purpose without the prior written consent of AAmp. If Client uses the Instruments of Service for additions, modificaons or renovations to the Project or in the event of termination this Agreement prior to completion of this Project, Client shall indemnify, defend (at AAmp’s opinon) and hold harmless AAmp, and its employees and consultants from any claims, demands, suits, judgments, losses, damages, or expenses of any nature whatsoever, including reasonable attorneys’ fees and disbursements, arising directly or indirectly out of such use of the Instruments of Service.

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AAmp Studio | 123 Sunnyside Ave, Toronto, ON M6R 2P3

Promotional Materials:

AAmp shall have the right to include photographic or artistic representations of the design of the Project among AAmp’s promotional and professional materials. AAmp shall be given reasonable access to the completed Project to make such representations.

Termination and Suspension:

This Agreement may be terminated by either party upon not less than seven (7) days written notice should the other party fail substantially to perform in accordance with the terms of this Agreement through no fault of the party initiating the termination, and fail to cure or commence a cure of the breach satisfactory to the non-breaching party within the notice period. In the event of termination not the fault of AAmp, Client shall pay AAmp for: (1) all services performed to the date of termination; and (2) all Reimbursable Expenses incurred prior to the date of termination.

MISCELLANEOUS

AAmp and Client hereby waive consequential damages for claims, disputes or other matters in question arising out of or relating to this Agreement.

AAmp shall have no responsibility for the discovery, presence, handling, removal or disposal of or exposure of persons to hazardous materials or toxic substances in any form at this project site.

Nothing contained in this Agreement shall create a contractual relationship with or cause of action in favor of a third party against either you or AAmp.

Any claim, dispute or other matter in question arising out of or related to this Agreement shall be subject to arbitration in accordance with the Construction Industry Rules of the American Arbitration Association. A demand for arbitration shall be made within a reasonable time after the claim, dispute or other matter in question has risen. The award rendered by the arbitrator(s) shall be final and judgment may be entered upon it in accordance with applicable law in any court having jurisdiction thereof.

This Agreement represents the entire and integrated agreement between Client and AAmp and supersedes all prior negotiations, representations or agreements, either written or oral. Only a written instrument signed by both pares may amend this Agreement.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

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AAmp Studio | 123 Sunnyside Ave, Toronto, ON M6R 2P3

If the foregoing provisions are acceptable to you, please indicate by signing in the space provided below, and returning one fully executed copy of this Agreement for our files.

Signed:

Aamp Studio

/s/ Anne-Marie Armstrong	6/19/2018
Anne-Marie Armstrong (CA License # C34895	Date

/s/ Andrew Ashey	6/19/2018
Andres Ashey

CLIENT; Death & Co Los Angeles LLC

David Kaplan
PrintedName

/s/ David Kaplan	6/18/18
Signed Name

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